July 29, 2019

Regina Paolillo
Chief Financial Officer
TTEC Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

       Re: TTEC Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 6, 2019
           Form 8-K Filed March 6, 2019
           Form 8-K filed May 7,2019
           File No. 001-11919

Dear Ms. Paolillo:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our 2018 Financial Results, page 26

1. Please tell us and discuss in future filings how the number of workstations and percent utilization affect your revenues and operating income in the US and abroad, if at all. In this regard, we note that your revenues increased despite, the year-over-year decline in percent utilization and number of workstations.

      Additionally, please discuss how your attainment of performance criteria under contracts utilizing performance pricing affected your revenue and operating margin during the periods presented. In this regard, we note how such contract terms could affect volatility in your operating results as explained in the last paragraph of page 11. Regina Paolillo
FirstName LastNameRegina Paolillo
TTEC Holdings, Inc.
Comapany NameTTEC Holdings, Inc.
July 29, 2019
July 29, 2019 Page 2
Page 2
FirstName LastName
(1) Overview and Summary of Significant Accounting Policies
Revenue Recognition
2018 Revenue, page F-14

2. We note you disclose where there are product sales, the attribution of revenue is made when FOB-destination delivery occurs (Control transfers) which is the standard shipment terms, and therefore, at a point in time. In the penultimate risk factor on page 13, we further note that the delivery point appears to be your delivery centers (listed on page 18)
         which serve your clients' customers at "near shore" jurisdictions. If delivery occurs at your delivery centers, instead of your clients' sites or those of their customers, tell us how you concluded that your clients obtained control of such products pursuant to ASC 606-
         10-25-30. Additionally, in your assessment of transfer of control, tell us how each of the criteria under ASC 606-10-55-83 has been met.
Incremental Costs to Obtain a Contract, page F-15

3. Please disclose how the amounts for upfront payments are determined or negotiated, how you determine the discount amounts allocable to future services, and how they are reported in the financial statements. Additionally, tell us how you considered whether an upfront payment provides a significant benefit of financing to the customer. Refer to ASC
         606-10-32-15.
(13) Deferred Revenue and Costs, page F-43

4. Please describe the nature of deferred costs - current and long-term and disclose how they are captioned in the balance sheet. Also, please disclose your policy for deferral and amortization. Refer to Rule 5-02(17) of Regulation S-X.
5. Please provide a separate note disclosing the components of "Other long-term liabilities."
         Refer to Rule 5-02(24) of Regulation S-X.
Form 8-K Filed March 6, 2019

Exhibit 99.1 TTEC Announces Fourth Quarter and Full Year 2018
Reconciliation of Non-GAAP Financial Information, page 11

6. In your reconciliation of Non-GAAP Net Income to Net Income, you present adjustments net of tax and additionally, a separate caption for "Changes in valuation allowance, returns to provision adjustments and other" (instead of a separate caption for income taxes in the aggregate). Your presentation is inconsistent with the guidance in Q&A
102.11 of the
         CD&I on Non-GAAP Financial Measures. Please revise your presentation in future filings.
Form 8-K filed May 7,2019

Exhibit 99.1
 Regina Paolillo
TTEC Holdings, Inc.
July 29, 2019
Page 3
TTEC Announces First Quarter 2019 Financial Results, page 1

7. In future filings, when reporting the non-GAAP measure, Adjusted EBITDA, in the front page and elsewhere in your earnings release, please also make reference to Net Income, which is its most comparable GAAP measure. Refer to the CD&I on Non-GAAP
         Financial Measures (April 4 ,2018).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRegina Paolillo                           Sincerely,
Comapany NameTTEC Holdings, Inc.
                                                            Division of
Corporation Finance
July 29, 2019 Page 3                                        Office of
Telecommunications
FirstName LastName